February 23, 2006

Mr. Kurt Murao
Attorney Advisor
Securities and Exchange Commission
Washington, DC 20549

Re: The Dress Barn, Inc. Form 10-Q for the fiscal quarter ended October 29, 2005 Filed December 8, 2005 File No. 0-11736 and the Post-Effective Amendment No.1 to Registration Statement on Form S-1 File 333-124512

Dear Mr. Murao,

This letter sets forth the response of The Dress Barn Inc. (the "Company") to the comment made in your February 21, 2006 letter.

1.
Comment re: Form 10-Q for Fiscal Quarter Ended October 29, 2005, Controls and Procedures, page 30: We note your disclosure, “Except as described above, no changes in the Company’s disclosure controls and procedures have occurred during the Company’s fiscal quarter ended October 29, 2005 that have materially affected…” Please revise as Item 308 (c) of Regulation S-K requires disclosure of changes to your internal controls over financial reporting, as opposed to your disclosure controls and procedures. Further, please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: The Company has filed a Form 10-Q/A amending its Form 10-Q for the fiscal quarter ended October 29, 2005. Such amendment is in response to the Staff’s comment and revises the disclosure in Item 4, Controls and Procedures, in accordance with Item 308 (c) of Regulation S-K.

In the event you have any additional questions, please contact me directly at (845) 369-4600.

Very truly yours,

/S/ ARMAND CORREIA
Armand Correia
Senior Vice President and Chief Financial Officer